UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41679

U Power Limited

2F, Zuoan 88 A, Lujiazui,
Shanghai, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Entry Into a Material Definitive Agreement

On February 6, 2024, U Power Limited (the “Company”) and Zeng Lingzhi, the sole legal and beneficial owner of MATSON (HONG KONG) INDUSTRY CO., LIMITED (“Matson”), a private company with limited liability incorporated under the laws of Hong Kong engaged in the business of technology development, entered into a Share Exchange Agreement (the “Agreement”). Pursuant to the Agreement, the Company intends to acquire from Mason 3,560 ordinary shares (the “Mason Shares”), which will be issued and allotted by Mason to the Company and represent 26.25% of Mason’s total equity shares (the “Acquisition”). In exchange for the Mason Shares, the Company agreed to issue and allot 30,000,000 ordinary shares of the Company, which were valued at $26,25,000, to Zeng Lingzhi. The proposed acquisition is conditional upon, among other things, the completion of a satisfactory diligence review of Mason by the Company prior to the consummation of the Acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U Power Limited

Date: February 20, 2024	By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Share Exchange Agreement entered into by and between U Power Limited and Zeng Lingzhi

3